AMENDED

As of October 30, 2009

FORM 51-102

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATING RESULTS AND FINANCIAL CONDITION OF

TERYL RESOURCES CORP.

FOR THE YEAR ENDED MAY 31, 2009

Management’s Responsibility for Financial Statements

The preparation  of  the financial statements,  conforming  with  GAAP, requires  the  Company's  management to make  estimates  and  assumptions  in  order  to  make  a  determination  of  the  future  values  for  certain  assets  or

liabilities.    Management  believes  such  estimates  have  been  based  on  careful  judgments  and  have  been properly reflected in the accompanying financial statements. Actual results may differ from those estimates.

Management  maintains  a  system  of  internal  controls  to  provide  reasonable  assurance  that  the  Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

1.1  Dated as of September 28, 2009

The following discussion of the results of operations of the Company for the fiscal year ended May 31, 2009,

and  in  comparison  to  the  same  period  of  the  prior  year,  should  be  read  in  conjunction  with  the  Company’s

Audited Financial Statements and accompanying notes for the years ended May 31, 2009 and 2008.

1.2  Overall Performance

Teryl   Resources   Corp.   (“Teryl”   or   the   “Company”)   is   engaged   in   the   acquisition,   exploration   and

development   of   natural   resource   properties.   The   Company   currently   has   mineral   property   interests   in

Arizona,  Alaska  and  British  Columbia.  The  main  exploration  and  development  work  over  the  last  several years  has  taken place on  the Gil  claims (gold prospect)  located  in  the Fairbanks Mining District,  Alaska.  The

Gil  joint  venture,  with  Kinross  Gold  Corporation,  is  divided  into  several  mineralized  zones  including  the

Main  Gil  and  the  North  Gil.  The  Gil  claims  are  adjacent  to  the  producing  Fort  Knox  deposit  owned  by

Kinross  Gold  Corporation.  Teryl,  Inc.,  a  subsidiary  of  the  Company,  owns  a  20%  working  interest  and

Kinross Gold has an 80% working interest in the Gil joint venture.

The  Company,  through  its  subsidiary,  Teryl,  Inc.,  owns  a  100%  interest  in  the West  Ridge  claims,  subject  to a 1% NSR to the State of Alaska, located in the Fairbanks Alaska mining district. Also through its subsidiary,

Teryl,  Inc.,  the  Company  owns  28  claim  blocks,  consisting  of  602  acres  in  the  Warren  Mining  District,

Cochise County, Arizona.

Period Highlights

Mining and Exploration Operations

Gil Mineral Claims

The Company owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80%

of the claims  and Kinross acts as operator of the project. Kinross and the Company each contribute to annual exploration  costs,  if  any,  on  an  80:20  ratio with  net  profits  distributed  in  that  same  proportion  in  the event of production.

Kinross,  as  the  operator  of  the  Gil  Mineral  Claims,  determines  whether  exploration  work  will  occur  from

year to year.   During the fiscal year ended May 31, 2009 a total of $120,241 ($104,476 US) was spent on the

Gil  Mineral  Claims.   No  expenditures  or  annual  exploration  expenses  were  incurred  by  the  Company  during the  fiscal  years  ended  May,  2008  or  2007  as  Kinross  did  not  provide  us  with  a  formal  Budget  and  work

program  for  these  fiscal  years.   The  Company  was  required  to  pay  its  20%  share  of  expenses  during  fiscal

2006, which amounted to $ 111,127 ($98,916 US).

In March, 2009, our joint venture partner, Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold

Corporation, reported the Gil joint venture exploration summary.

AMENDED

As of October 30, 2009

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and

Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples  were  in-filled  on  the  eastern  part  of  the  area  previously  sampled.  At  Sourdough  Ridge,  RC  drilling

(4,477  feet  total)  of  nine  holes  was  aimed  at  increasing  the  potential  resource.  RC  holes  were  collared  on promising  targets  identified  from  previous  soil,  trench,  and  drill  results,  and  were  predominantly  aimed  at intercepting  mineralized  calc-silicate  horizons  and  quartz  veins.  Drill  results  from  Sourdough  Ridge  are encouraging and are worthy of future work.

The  goal  of  the  Kinross-FGMI  2008  Gil  Joint  Venture  (Gil  JV)  exploration  program  was  twofold,  1)  to  drill ten  RC  exploration  holes  that  could  increase  the  potential  resource  of  the  claim  block  on  Sourdough  Ridge,

and  2)  to  in-fill  the  existing  soil  sample  grid  on  the  Last  Chance  property.  Drilling  was  focused  on  the  crest of  Sourdough  Ridge,  and  holes  were  collared  on  promising  targets  identified  from  previous  soil,  trench,  and drill results.

Work Accomplished in 2008

Sourdough Ridge-

Between  August  13  and  October  30,  FGMI  drilled  4,477  feet  in  nine  holes,  using  a  combination  of  hammer

(shallow)  and  tri-cone  (deep)  bits.  The  drilling  was  designed  to  target  soil  anomalies  or  calc-silicate  bodies identified  through  previous  resource  modeling.  Assay  analyses  were  done  by  Alaska  Assay  Laboratories using 50-gram fire assay for gold.

The best intersection from the 2008 drilling program from hole GVR08-505 included below:

Interval (feet)

Assay Results Opt/Au

80-100

20 feet of .022

120-145

25 feet of .018

230 - 250

20 feet of .021

265-275

10 feet of .026

375 - 415

40 feet of .061

FGMI approved the 2009 exploration budget of US$1,644,000 as follows:

The 2009 Gil Project Exploration Program has three major goals:

1. Ground magnetometer survey concentrating on Sourdough Ridge.

2. Delineate mineralized zones and establish a resource base at Sourdough Ridge.

3. Expand resource at North Gil.

The goal of the 2009 program is to further delineate the strike extension of the mineralized zone, and to infill between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity,  and  to  establish  a resource base. The 2009  work  plan  calls for ground geophysics, 10,000  feet of  RC drilling, and  6,000  feet of

HQ-NQ  core  drilling.  Drillhole  collar  locations  will  be  selected  upon  completion  of  the  geophysical  survey.

In addition, samples will be collected for a preliminary column leach study.

The geophysical survey began in March 2009 and the remainder of the program began in mid-April, and will extend  through  the  end  of  2009.  The  bulk  of  the  expenditures  will  occur  between  March  and  September,

2009.

AMENDED

As of October 30, 2009

West Ridge Claims

The  West  Ridge  Property  is  made  up  of  53  State  mining  claims  held  by  the  Company  north  of  Fairbanks,

Alaska,  a  distance  of  22  miles  by  road.   The  West  Ridge  property  adjoins  Kinross  Gold  Corp.’s  True  North gold  deposit  and  lies  approximately  eight  miles  northwest  of  the  producing  Fort  Knox  gold  mine.  The property  was  submitted  to  Kinross  early  in  the  summer  of  1998  and  a  joint  venture  was  signed  and  later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2009 and

2008.

Fish Creek Claims

The Company owns a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres,

known  as  the  Fish  Creek  Prospect,  in  the  Fairbanks  Mining  District  in  Alaska,  located  25  miles  north  of

Fairbanks, Alaska.

These  claims  are  subject  to  an  option  agreement  with  Linux  Gold  Corp.  The  Company  may  purchase  the  5%

net  royalty  for  $500,000  U.S.  within  1  year  after  production  on  a  25%  working  interest.  Teryl  also  agrees  to expend  a  minimum  of  $500,000  U.S.  after  three  years  from  the  date  of  the  agreement.  The  claims  are  legally maintained  by  recording  an  affidavit  of  annual  labor  for  a  minimum  expenditure  and  by  paying  annual  rental

to the State of Alaska.   The Company is permitted to conduct exploration by drilling. The Company currently holds  a  valid  exploration  permit  on  the  project.  Additional  permits  for  future  work  will  be  acquired  from  the

Division  of  Mining,  Alaska  Department  of  Fish  and  Game,  and  the  U.S.  Corps  of  Engineers  on  an  as-needed basis.

On  January  25,  2008  the  Company  announced  that  it  would  be  arranging  a  drill  program  on  the  Fish  Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro

Airborne Survey, Inc.  The drilling has been postponed due to lack of drills available in Alaska in 2008.

The  technical  disclosure  for  the  Fish  Creek  Property  is  prepared  under  the  supervision  of  Curt  Freeman,  a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

Gold Hill Property, Arizona

On  June  10,  2006,  the  Company  and  Frederic  &  John  Rothermel  (the  Vendors)  entered  into  an  agreement whereby  the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  located  in  the

Warren  Mining  District,  Cochise  County,  Arizona,  USA,  subject  to  a  10%  Net  Profit  royalty  to  the  vendors,

for the following considerations:



$5,655  ($  5,000  US)  for  a  90  day  option  and  $  11,268  ($  10,000  US)  to  complete  a  due  diligence  within

90 days (paid),



$7,000  ($  6,000  US)  paid  January  5,  2007  to  the  Vendors,  with  $  6,000  US  payments  to  be  made  each quarter, (all required quarterly payments have been paid),



to complete a $ 50,000 US first phase exploration program conducted by the Vendors,



$ 250,000 US per year upon commencement of production.

On  August  1,  2006  six  additional  unpatented  lode  mining  claims  were  filed  with  the  Arizona  State  office  of the Bureau of Land Management on behalf of the Company. On October 16, 2006, the Company exercised its option  and  have  a  10  year  option  to  purchase  up  to  a  10%  net  profit  interest  from  the  Vendors  for  US$1.5 million  per  5%  net  profit  interest,  therefore,  having  an  option  on  a  100%  interest  in  the  Bisbee,  Arizona patented  claims.  The  Gold  Hill  Project  is  located  approximately  4.5  miles  southeast  of  Bisbee  Arizona  in  the

Warren  Mining  District  of  Cochise  County  (Township  23  South,  Range  25  East  sections  25  30,  31,  and  32).

The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

On  July  3,  2008  the  Company  announced  that  it  has  terminated  the  principle  agreement  for  the  Gold  Hill

Prospect.  Following  compilation  and  review  of  results  of  mapping,  geochemical  sample  results  and  drilling carried  out  to  July  2008,  it  was  determined  that  there  was  insufficient  economic  mineralization  to  justify further exploration expenditures. Property and exploration costs of $273,889 were written off.

AMENDED

As of October 30, 2009

The Company has staked 8 claims in Arizona (Cochise County).

Oil and Gas Properties

Jancik, C-S and Herrmann Wells, Fayette County, Texas

The  Company  owns  6.5%  working  interest  (4.680% net  revenue  interest)  in  the  Peters No.  1  Well,  in  Fayette

County,  Texas, and  a 7.5%  working  interest (5.79375% net revenue  interest)  in  each of  the  C-S  #1, Jancik  #2

and  Herrmann  #4  wells,  located  in  Burleson  County,  Texas.    During  the  fiscal  year  ended  May  31,  2009

revenues of $15,582 ($13,478 US) were recorded from the Texas properties.

Gas Wells, Knox County, Kentucky

On  April  7,  2008,  the  Company  entered  into  an  agreement  with  IAS  Energy,  Inc.,  a  company  with  common directors,  to  purchase 40% the remaining  interest (subject to  40% net revenue interests to others), in  the three gas  wells  located  in  Knox  and  Laurel  Counties,  Kentucky:  the  Ken  Lee  #1  (May  18/06)  natural  gas  well  for

$103,045 ($92,500 US); in the Elvis Farris #2 (June 8/06) natural gas well for $104,461 ($92,500 US); and in the Clarence Bright #1 (July 31/06) natural gas well for $104,673 ($92,500 US).

In  consideration,  the  Company  received  an  initial  payment  of  $25,000  and  the  balance  was  to  be  determined

after  an  independent  valuation  report  prepared  by  a  qualified  petroleum  geologist.   Subsequent  to  the  fiscal

year  ended  May  31,  2008,  both  parties  agreed  to  indefinitely  suspend  the  agreement  due  to  the  difficulty  of

obtaining  an  independent valuation  report  due  to  the  vertical  fracture of  the  wells.   As  such,  the  $25,000  paid

to IAS will be applied against future revenue until the balance is fully depleted.

As  there  has  been  no  determination  as  to  the  gas  reserves  done  on  any  of  the  wells,  the  wells  were  being depleted  straight-line  over  10  years,  which  is  their  estimated  pay-out  term.  However,  due  to  new  reporting regulations, these wells were written off at May 31, 2008, as there were no proven reserves.

The new operator,  Young Oil  and  Gas,  has  gone  into  receivership.   Prior  to  that,  the  Company  earned $5,286

in well revenues during the fiscal year ended May 31, 2009.

Subsequent Events

Gil Mineral Claims

In  July  2009,  preliminary  significant  gold  results  were  received  from  FGMI  from  the  reverse  circulation

drilling  program.   A  total  of  17  reverse  circulation  drill  holes  were  completed  from  the  North  Gil  and  the

Sourdough  zones.  The  best  holes  reported  were  Hole  513  on  the  Sourdough  which  assayed  60  feet  of  .05 ounces  per  ton  gold  from  15  to  75  feet  and  15  feet  of  .04  ounces  per  ton  (approx.  1.13  grams  per  ton)  gold from 105 feet to 120 feet.

Hole  521  also  on  the  Sourdough  zone  assayed  65  feet  of  .1  ounces  per  ton  (approx.  3  grams  per  ton)  gold from 220 feet to 285 feet.

In  August  2009,  additional  significant  gold  assays  were  received  from  FGMI.   A  total  of  33  R/C  drill  holes

and  6  core  drill  holes  have  been  completed  during  the  2009  exploration  program.  Certified  assays  are pending on  all drill holes. The main  focus of the drilling  is on the Sourdough  Ridge zone, which is similar in geology  to  the  Main  Gil  zone.  The  Main  Gil  zone  has  been  drilled  extensively  in  the  past  over  a  3,000  ft strike length with an average grade of .04 ounces gold per ton.

AMENDED

As of October 30, 2009

Preliminary assays from the following holes are as follows:

Hole Number      Feet

Oz. P/T Gold

GVR-09-540

105' (from 145’-250’)

.14

GVR-09-534

75’ (from 15’-90’)

.09

GVR-09-523

110’ (from 125’-230’)

.04

As  of  July  2,  2009  the  Gil  Project  is  an  advanced  exploration  program  controlled  by  Teryl  Resources  and

Kinross  Gold  Corporation.  The  exploration  area  is  located  19  miles  north  of  Fairbanks,  Alaska  and  8  miles northeast  of  Alaska’s  largest  gold  producer,  the  Fort  Knox  Mine  (owned  by  Kinross  Gold).  The  Gil  Project consists of three adjacent prospect areas; the Main Gil Zone, the North Gil Zone and Sourdough Ridge.

A total of US$9,000,000 has been expended by the joint venture partners between 1992 and 2009, with Teryl and  Kinross  accounting  for  20%  and  80%  respectively  of  total  expenditures.  Lode  prospects  at  the  Gil  have been tested by 86 core holes totaling 33,354 feet, 327 reverse circulation drill holes, totaling 93,804 feet, and

21 trenches with a combined length of approximately 7,420 feet.

Management  believes  the  current  gold  assay  results  are  extremely  favorable  compared  to  the  adjacent producing property, Fort Knox Mine, with its values of .03 ounces per ton.

On  July  15,  2009,  the  Company  entered  into  two  promissory  note  agreements  with  a  related  party  for

$60,000  and  US$27,000  to  be  paid  on  or  before  June  30,  2010.   The  two  promissory  notes  have  an  interest

rate  of  8%  per  annum  to  be  paid  monthly  commencing  on  August  15,  2009.    The  principal  amounts  are

convertible into  shares of  the Company at $0.20 per  share  upon  regulatory approval.   As  at August 31, 2009,

the equity component of the convertible loan was valued at $2,770 (2008 - $nil).  As   of   August   31,   2009,

$596 (2008 - $nil) of interest has been paid to the lender.

On  October  30,  2009,  Larry  Gold  was  appointed  to  the  board  of  directors  of  the  Company.   Larry  Gold  is  a

self  employed  barrister  and  solicitor  whose  practice  is  located  in  downtown  Vancouver.   A  graduate  of  the

University of British Columbia law school, he was called to the bar in 1974.  He has practiced in several areas

of  law  including  securities,  commercial  and  civil  and  criminal  litigation.   Over  the  past  5  years  his  area  of

practice  has  mainly  focused  on  commercial  litigation  and  consulting  related  to  business  contracts  and  other business related matters.

Risks and Uncertainties

The  Company  is  subject  to  a  number  of  risk  factors  due  to  the  nature  of  its  business  and  the  present  stage  of development. The following risk factors should be considered:

RISK FACTORS RELATED TO OUR BUSINESS

The Company is subject to a number of risk factors due to the nature of its business and the present stage of development.  The following risk factors should be considered:

General

The  Company  is  listed  on  the  TSX  Venture  Exchange  and  trades  on  the  OTC  BB.   We  are  engaged  in  the

acquisition, exploration and development of natural resource properties.   We currently have mineral property

interests in Arizona, Alaska and British Columbia.  The main exploration and development work over the last several  years  has  taken  place  on  the  Gil  claims  (gold  prospect)  located  in  the  Fairbanks  Mining  District,

Alaska.

During  the  year  ended  May  31,  2009,  the  Company  received  $115,875  toward  the  completion  of  a  $159,000

private  placement  which  closed  on  June  8,  2009.    These  proceeds  will  be  allocated  to  the  administrative operations of the Company and toward exploration and development of the Gil Mining Claims.

AMENDED

As of October 30, 2009

The  amount of the  Company’s  exploration  and development and  administrative  expenditures  is  related to  the level of financing activities that are being conducted.  Consequently, the Company may be unable to fulfill its

commitments  to  Fairbanks  Gold  Mining,  Inc.    There  may  not  be  predictable  or  observable  trends  in  the

Company’s  business  activities  and  comparisons  of  financial  operating  results  with  prior  years  may  not  be meaningful.

Trends

Our  financial  success  is  dependent  upon  the  ability  to  bring  our  mineral  properties  to  production.   There  can

be  no  assurances  that  our  properties  have  defined  ore  bodies  with  reserves  and  resources,  and  our  proposed

exploration  programs  are  only an  exploratory search  for ore.   Other  than as  disclosed  herein,  the  Company is

not  aware  of  any  trends,  uncertainties,  demands,  commitments  or  events  which  are  reasonably  likely  to  have a  material  effect  on  the  Company’s  sales  or  revenues,  income  from  continuing  operations,  profitability,

liquidity  or  capital  resources,  or  that  would  cause  reported  financial  information  not  necessarily  to  be indicative of future operating results of financial condition.

We  may  not  be  able  to  secure  the  financing  necessary  to  explore,  develop  and  produce  our  mineral properties.

There  is  no  assurance  that  we  will  be  able  to  secure  the  financing  necessary  to  continue  our  exploration  and

development  and  operations.   We  do  not  presently  have  sufficient  financial  resources  or  operating  cash-flow to  undertake  solely  all  of  our  planned  exploration  and  development  programs.  The  development  of  our properties  depends  on  our  ability  to  obtain  additional  required  financing  or  obtaining  joint  venture  partners.

Our  cash  needs  may  vary  materially  from  those  now  planned  because  of  results  of  exploration  or  changes  in the  focus  and  direction  of  our  exploration  program,  results  of  laboratory  and  field  testing,  requirements  of regulatory agencies and other factors.

We  have  no  credit  facility  or  other  committed  sources  of  capital.    To  the  extent  capital  resources  are

insufficient  to  meet  future  capital  requirements,  we  will  have  to  raise  additional  funds  to  continue  our development and operations.  There can be no assurance that such funds will be available on favorable terms,

or  at  all.    To  the  extent  that  additional  capital  is  raised  through  the  sale  of  equity  or  convertible  debt

securities,  the  issuance  of  such  securities  could  result  in  dilution  to  our  shareholders.   If  adequate  funds  are

not  available,  we  may  be  required  to  curtail  operations  significantly  or  to  obtain  funds  on  unattractive  terms.

Our inability to raise capital would have a material adverse effect on us.

As  noted  in  our  audited  consolidated  financial  statements  for  the  year  ended  May  31,  2009  we  have  incurred significant operating losses and have an accumulated deficit of $9,530,364 at May 31, 2009. Furthermore, we

have  a  working  capital  deficiency  of  $393,518  as  at  May  31,  2009.   This  is  not  sufficient  to  achieve  our

planned  business  objectives.  Our  ability  to  continue  as  a  going  concern  is  dependent  on  continued  financial support  from  our  shareholders  and  other  related  parties,  our  ability  to  raise  equity  capital  financing,  and  the attainment  of  profitable  operations,  external  financings  and  further  share  issuance  to  meet  our  liabilities  as they become payable and satisfy working capital and operating.

Management and directors

The  Company  is  dependent  on  a  relatively  small  number  of  directors  and  officers.    The  loss  of  certain

members  of  our  management  and  staff  could  adversely  affect  our  business  and  the  successful  exploration,

development  and  production  of  our  mineral  properties.   Our  present  officers  and  directors  have  other  full-

time  positions  or  part-time  employment  unrelated  to  our  business.    Some  officers  and  directors  will  be

available  to  participate  in  management  decisions  on  a  part-time  or  as-needed  basis  only.   Our  management

may devote time to other companies or projects which may compete directly or indirectly with us.  We do not have “key man” life insurance on such officers and currently have no plans to obtain such assurance.

Certain  of  the  Company’s  directors  and  officers  are  also  directors  and/or  officers  and/or  shareholders  of potential competitors of the Company, giving rise to potential conflicts of interest.

Several   of   the   Company’s   directors   and   officers   are   also   directors,   officers   or   shareholders   of   other

companies.  In particular, Mr. Robertson, Ms. Lorette, Mrs. Robertson and Ms. van Oord are directors and/or officers  of  Linux  Gold  Corp.,  a  public  natural  resource  exploration  company  that  shares  office  space  and

administrative  staff  with  the  Company.   We  entered  into  an  agreement  with  Linux  Gold  Corp.  whereby  the

Company  could  earn  up  to  50%  of  the  Fish  Creek  claim.  In  addition,  Mrs.  Robertson  and  Mr.  Robertson  are

AMENDED

As of October 30, 2009

directors and officers of SMR Investments Ltd., which, together, hold approximately 15.75% of the Common

Shares  of  the  Company.  Some  of  our  directors  and  officers  are  engaged  and  will  continue  to  be  engaged  in the  search  for  additional  business  opportunities  on  behalf  of  other  corporations,  and  situations  may  arise

where  these  directors  and  officers  will  be  in  direct  competition  with  the  Company.   Such  associations  may

give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into  a  transaction  on  terms  which  could  place  the  Company  in  a  worse  position  than  if  no  conflict  existed.

Conflicts,  if  any,  will  be  dealt  with  in  accordance  with  the  relevant  provisions  of  the  BCA.   The  Board  has

resolved  that  any  transaction  involving  a  related  party  to  the  Company  is  required  to  be  reviewed  and

approved  by the  Company’s  Audit Committee.   The  Company’s directors are required by law to  act honestly and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company  and  to  disclose  any  interest  which  they many  have  in  any  project  or  opportunity  in  respect  of  which  the  Company  is  proposing  to  enter  into  a transaction.

Our  business  may  be  affected  by  such  matters  as  changes  in  general  economic  conditions,  changes  in laws, regulations, and other factors.

From  time  to  time,  and  presently,  during  the  current  economic  downtown,  our  business  may  be  affected  by such  matters  as  changes  in  general  economic  conditions,  changes  in  laws  and  regulations,  taxes,  tax  laws,

prices and costs, and other factors of a general nature which may have an adverse effect on our business.

Our mineral resources competitors have greater financial and technical measures and we may not be able to acquire additional attractive mineral properties on acceptable terms.

Significant  and  increasing  competition  exists  for  mineral  opportunities  in  Canada  and  the  United  States.

There  are  a number  of  large established  mineral  companies  with  substantial  capabilities  and  greater financial and  technical  resources  than  us.  We  may  be  unable  to  acquire  additional  attractive  mineral  properties  on terms  we  consider  acceptable.  Accordingly,  our  exploration  programs  may  not  yield  any  new  reserves  or result in any commercial mineral operations.

We face strong competition from larger oil and gas companies, which could harm our business and ability to operate profitably.

The  oil  and  gas  exploration  and  production  business  is  highly  competitive.  Many  of  our  competitors  have substantially  larger  financial  resources,  staffs  and  facilities.  Our  competitors  in  the  United  States  include numerous  major  oil  and  gas  exploration  and  production  companies,  especially  major  oil  and  gas  companies such as BP Amoco, Exxon/Mobil, Texaco/Shell and Conoco/Phillips. These major oil and gas companies are often  better  positioned  to  obtain  the  rights  to  exploratory  acreage  for  which  we  may  compete.  If  we  are unable to  adequately address our competition,  including, but not limited  to, finding  ways  to  secure profitable oil and gas producing properties, our ability to earn revenues will suffer.

RISK FACTORS RELATED TO THE NATURAL RESOURCE INDUSTRY

The Company faces risks related to the exploration and potential development of its properties.

The  exploration  and  development  of  mineral  deposits  involves  significant  risks.   It  is  impossible  to  ensure

that the current and future exploration programs  and/or feasibility studies on the Company’s existing mineral properties  will  establish  reserves,  or  whether  any  of  the  Company’s  exploration  stage  properties  can  be brought  into  production.  Few  properties  that  are  explored  are  ultimately  developed  into  producing  mines.  At present,  none  of  our  properties  have  defined  ore  bodies  with  reserves  and  resources,  and  our  proposed

exploration  programs  are  an  exploratory  search  for  ore.   Whether  an  ore  body  will  become  commercially

viable  depends  on  many  factors,  including:  the  characteristics  of  the  deposit,  such  as  size,  grade  and proximity  to  infrastructure;  metal  prices,  which  cannot  be  predicted  and  which  have  been  highly  volatile  in the  past;  mining,  processing  and  transportation  costs;  and  the  willingness  of  lenders  and  investors  to  provide project  financing;  and  governmental  regulations,  including,  without  limitation,  regulations  relating  to  prices,

taxes,  royalties,  land  tenure,  land  use,  importing  and  exporting  materials,  foreign  exchange,  environmental protection, employment, worker safety, transportation, and reclamation and closure obligations.

The  Company  is  also  subject  to  the  risks  normally  encountered  in  the  mining  industry,  such  as:  unusual  or unexpected  geological  formations;  natural  disasters;  power  outages  and  water  shortages;  cave-ins,  land slides,  and  other  similar  mining  hazards;  inability  to  obtain  suitable  or  adequate  machinery,  equipment,  or

AMENDED

As of October 30, 2009

labour;   and   other   known   and   unknown   risks   involved   in   the   operation   of   mines   and   the   conduct   of

exploration.

Substantial   expenditures   are   required   to   establish   reserves   through   drilling,   to   develop   metallurgical

processes  to  extract  metal  from  ore  and  to  develop  the  mining  and  processing  facilities  and  infrastructure  at any  site  chosen  for  mining.  Depending  on  the  price  of  minerals,  the  Company  may  determine  that  it  is impractical  to  commence,  or,  if  commenced,  continue  exploration  into  commercial  production.  Such  a decision would negatively affect the Company’s profits and may affect the value of its equity.

We  have  no  current  mining  operations  and  if  we  ever  commence  mining  operations  we  face  certain  risks,

any of which could result in our ceasing operations.

We  have  no  current  mining  operations  and  no  revenue  from  mining  operations.  If  we  ever  commence  actual mining  operations,  such  operations  would  face  the  risk  of  changing  circumstances,  including  but  not  limited to: failure of production to achieve metal recovery levels indicated by pre-production testing of drill core and

bulk   samples;   estimates   of   reserves   being   adversely   affected   by   encountering   unexpected   or   unusual

geological  formations;  production  costs  being  adversely  affected  by  unforeseen  factors  such  as  substantial adverse  changes  in  exchange  rates  or  changes  in  environmental  protection  requirements,  breakdowns  and other  technical  difficulties,  slides,  cave-ins  or  other  natural  disasters,  work  interruptions  or  labor  strikes;  the grade  of  ore  actually  mined  being  lower  than  that  indicated  by  drilling  results;  persistently  lower  market prices  of  the  products  mined  than  those  used  to  determine  the  feasibility  of  mining  a  mineral  occurrence;

adverse  changes  in  interest  rates  that  may  apply  to  project  development  debt.  In  addition,  we  have  no experience  in  developing  mining  properties  into  production  and  its  ability  to  do  so  will  be  dependent  upon securing  the  services  of  appropriately  experienced  personnel  or  entering  into  agreements  with  other  major mining companies which can provide such expertise.

Our estimates of any mineral deposits on our properties may not change.

Our  estimates  of  any  mineral  deposits  on  our  properties  may  not  change.   We  have  prepared  all  figures  with

respect  to  the  size  and  grade  of  mineralized  deposits  included  herein,  or,  in  some  instances  have  been prepared,  reviewed  or  verified  by  independent  mining  experts,  these  amounts  are  estimates  only  and  any identified  mineralized  deposit  may  not  ever  qualify  as  a  commercially  viable  mineable  ore  body  that  can  be legally and economically exploited.

The seasonality in Alaska can be extreme and can cause interruptions or delays in our activities.

Certain  of  our  properties  are  located  in  Alaska.  The  weather  during  the  colder  seasons  in  these  areas  can  be extreme  and  can  cause  interruptions  or  delays  in  our  activities.  As  a  result,  our  activities  in  these  regions  are seasonal and the preferred time for work is limited to the spring and summer when costs are more reasonable and access to the properties is easier.

Any  oil  and  gas  we  may  discover  or  produce  may  not  be  readily  marketable  at  the  time  of  production,

delaying our ability to generate meaningful revenue.

Crude  oil,  natural  gas,  condensate  and  other  oil  and  gas  products  are  generally  sold  to  other  oil  and  gas companies,  government  agencies  and  other  industries.  The  availability  of  ready  markets  for  oil  and  gas  that we  might  discover  and  the  prices  obtained  for  such  oil  and  gas  depend  on  many  factors  beyond  our  control,

including:  the  extent  of  local  production  and  imports  of  oil  and  gas;  the  proximity  and  capacity  of  pipelines and other transportation facilities; fluctuating demand for oil and gas; the marketing of competitive fuels; and

the  effects  of  governmental  regulation  of  oil  and  gas  production  and  sales.  Natural  gas  associated  with  oil production  is  often  not  marketable  due  to  demand  or  transportation  limitations  and  is  often  flared  at  the producing  well  site.  Pipeline  facilities  do  not  exist  in  certain  areas  of  exploration  and,  therefore,  any  actual sales of discovered oil and gas might be delayed for extended periods until such facilities are constructed.

We are subject to extensive and changing environmental legislation, regulation and actions.

We  are  subject  to  extensive  and  changing  environmental  legislation,  regulation  and  actions  in  connection

with  our  operations  and  properties.   We  cannot  predict  what  environmental  legislation,  regulation  or  policy will  be  enacted  or  adopted  in  the  future  or  how  future  laws  and  regulations  will  be  administered  or

interpreted.    The   recent   trend   in   environmental   legislation   and   regulation,   generally,   is   toward   stricter

standards and this trend is likely to continue in the future.  This recent trend includes, without limitation, laws

and   regulations   relating   to   air   and   water   quality,   mine   reclamation,   waste   handling   and   disposal,   the

AMENDED

As of October 30, 2009

protection  of  certain  species  and  the  preservation  of  certain  lands.   These  regulations  may  require  the

acquisition of permits or other authorizations for certain activities.  These laws and regulations may also limit

or  prohibit  activities  on  certain  lands.   Compliance  with  more  stringent  laws  and  regulations,  as  well  as potentially  more  vigorous  enforcement  policies  or  stricter  interpretation  of  existing  laws,  may  necessitate significant  capital  outlays,  may  materially  affect  the  Company’s  results  of  operations  and  business,  or  may cause material changes or delays in the Company’s intended activities.

Our  operations  may  require  additional  analysis  in  the  future  including  environmental  and  social  impact  and other related studies.  We may not be able to obtain or maintain all necessary permits that may be required to continue  our  operation  or  our  exploration  of  our  properties  or,  if  feasible,  to  commence  development,

construction  or  operation  of  mining  facilities  at  such  properties  on  terms  which  enable  operations  to  be conducted at economically justifiable costs.

We  may  have  no  direct  contractual  relationship  in  certain  mineral  properties  that  have  been  granted  by third parties.

Our   rights   to   acquire   interests   in   certain   mineral   properties   have   been   granted   by   third   parties   who

themselves  hold  only  an  option  to  acquire  such  properties.  As  a  result,  we  may  have  no  direct  contractual relationship with the underlying property holder.

UNCERTAINTIES AND RISKS RELATING TO COMMON SHARES

There is only a limited public market for our common shares on the TSX Venture Exchange and the OTC

Bulletin Board and that market is extremely volatile.

There  is  only  a  limited  public  market  for  our  common  shares  on  the  TSX  Venture  Exchange  and  the  OTC

Bulletin Board, and there is a risk that a broader or more active public trading market for our common shares will  never  develop  or  be  sustained,  or  that  current  trading  levels  will  not  be  sustained.  The  market  price  for the  common  shares  on  the  TSX  Venture  Exchange  and  the  OTC  Bulletin  Board  has  been  and  we  anticipate will continue to be extremely volatile and subject to significant price and volume fluctuations in response to a variety  of  external  and  internal  factors.  This  is  especially  true  with  respect  to  emerging  companies  such  as ours.

1.3  Selected Annual Information

The  following  information  is  derived  from  our  financial  statements  for  each  of  the  three  most  recently completed financial years:

May 31, 2009

May 31, 2008

May 31, 2007

Net income or (loss) before discontinued

items or extraordinary items

- total

(454,573)

(1,142,796)

(465,540)

- per share undiluted

(0.01)

(0.03)

(0.01)

- per share diluted

(0.01)

(0.03)

(0.01)

Net income or loss after discontinued

operations

- total

(454,573)

(1,142,796)

(465,540)

- per share undiluted

(0.01)

(0.03)

(0.01)

- per share diluted

(0.01)

(0.03)

(0.01)

Total assets

3,374,985

3,486,056

3,562,296

Total long-term financial liabilities

$nil

$ nil

$ nil

Cash dividends declared per share

$nil

$ nil

$ nil

The  loss  for  the  year  decreased  from  2008  to  2009  as  a  result  of  lower  general  and  administrative  expenses and  reduced  amounts  written  off  for  mineral  properties,  oil  and  gas  wells  and  exploration  expenditures.  The

Company’s assets decreased during this period due to a reduction in the cash balance over the prior year.

AMENDED

As of October 30, 2009

1.4  Results of Operations

The  following  analysis  of  the  Company's  operating  results for  the  fiscal  year  ended  May  31,  2009  includes  a comparison against the same period for the previously completed financial year ended May 31, 2008.

Revenue

The Company experienced a reduction in revenues from oil and gas sales from $30,749 in 2008 to $20,868 in

2008.    This  is  the  result  of  the  operator  of  the  Kentucky  gas  wells,  Young  Oil  and  Gas,  going  into receivership during the fiscal year.

Expenses

Year ending May 31

Variance

2009

2008

(Percentage)

Operating expenses consist of the following:

$

$

Amortization of equipment

3,030

3,987

(24.0)

Bad debts

15,377

-

100.0

Filing and regulatory fees

16,785

58,530

(71.3)

Foreign exchange loss (gain)

(9,938)

2,678

471.1

Management and directors fees

110,189

76,284

44.4

Office and sundry

16,446

28,637

(42.6)

Office rent and utilities

15,471

13,325

16.1

Oil and gas production, royalties and other

12,607

10,917

15.5

Professional fees

110,201

89,476

23.2

Publicity, promotion and investor relations

97,415

203,580

(52.1)

Secretarial and employee benefits

45,635

24,630

85.3

Stock-based compensation

12,474

21,311

(41.5)

Telephone

11,261

11,560

(2.6)

Transfer agent fees

8,994

8,959

0.01

Travel, auto and entertainment

21,702

35,725

(39.3)

475,042

578,682

(17.9)

Results of Operations for the year ended May 31, 2009 (“2009”) compared to year Ended May 31, 2008

(“2008”)

For  the  year  ended  May  31,  2009,  the  Company  realized  a  net  loss  of  $454,573  or  $0.01  per  share,  as

compared  to  a  net  loss  of  $1,142,796  or  $0.03  per  share  for  the  year  ended  May  31,  2008.   This  decrease  in

net loss is mainly the result of lower general and administrative expenses and reduced amounts written off for mineral properties, oil and gas wells and exploration expenditures.

Total   general   and   administrative   expenses   decreased   from   $578,682   in   2008   to   $475,042   in   2009.

Amortization  of  equipment  decreased  from  $3,987  in  2008  to  $3,030  in  2009  as  there  was  a  lower  cost  base

from  which  to  depreciate.   There  were  no  purchases  or  disposals  of  equipment  during  the  fiscal  year.   Bad

debts  expense  increased  to  $15,377  in  2009  from $nil  in  2008.   With  Young  Oil  and  Gas  in  receivership  and

infrequent  receipts  from  the  operator  of  the  other  wells,  the  Company  made  the  decision  to  set  up  an

allowance  against  the  oil  and  gas  revenues.   Filing  and  regulatory  fees  decreased  from  $58,530  in  2008  to

$16,785 in 2009.   The majority of the expenditures in 2008 were related to getting the Company listed on the

OTC-BB  and  Frankfurt  stock  exchanges.    No  similar  expenses  were  incurred  in  2009.  The  strengthening

Canadian  dollar  resulted  in  a  foreign  exchange  gain  of  $9,938  in  2009  compared  to  a  loss  of  $2,678  in  2008.

Management  and  directors’  fees  increased  to  $110,189  in  2009  from  $76,284  in  2008.   The  difference  is

mainly  the  result  of  an  increase  in  the  number  of  staff  and  the  dollar  amounts  of  wages  and  benefits  paid,  as

well  as  the  addition  of  an  individual  responsible  for  financial  reporting  and  compliance.   Office  and  sundry

expense  decreased  from  $28,637  in  2008  to  $16,446  in  2009.    Courier,  postage  costs  and  related  office

expenses  were  higher  in  2008  as  a  result  of  costs  incurred  obtaining  the  OTC-BB  and  Frankfurt  stock exchange listings. Office rent and utilities increased to $15,471 in 2009 from $13,325 in 2008 as the result of

a  modest  increase  in  rent  in  the  latter  half  of  2009.   Professional  fees  increased  to  $110,201  in  2009  from

10-  -

AMENDED

As of October 30, 2009

$89,476  in  2008.   Legal  fees  declined  by  $20,783  as  a  result  of  decreased  work  relating  to  the  OCT-BB  and

Frankfurt stock  exchange  listings.   This  was offset by an  increase  in  accounting  and  auditing  fees  of  $41,508 resulting  from  a  change  in  accounting  service  providers  during  the  year  and  an  increase  in  audit  fees  due  to the  addition  of  US  reporting  requirements.  Publicity,  promotion  and  investor  relations  decreased  from

$203,580  in  2008  to  $97,415  in  2009  as  a  result  of  reduced  promotional  efforts  in  light  of  the  economic

downturn  and  related  difficulties  raising  capital.   Secretarial  and  employee  benefits  increased  to  $45,635  in

2009  compared  to  $24,630  in  2008.   The  difference  is  mainly  the  result  of  an  increase  in  the  number  of  staff

and  the  dollar  amounts  of  wages  and  benefits  paid.   Stock-based  compensation  decreased  from  $21,311  in

2008  to  $12,474  in  2009  due  to  fewer  stock  options  vesting  in  the  current  fiscal  year.   Telephone  expense

remained  virtually  the  same  as  in  the  prior  year,  declining  to  $11,261  in  2009  from  $11,560  in  2008.

Transfer  agent  fees  also  remained  virtually  the  same,  increasing  only  slightly  to  $8,994  in  2009  from  $8,959

in  2008.   Travel,  auto  and  entertainment  fees  decreased  from  $35,725  in  2008  to  $21,702  in  2009,  resulting from reduced promotional activity in the Company.

In addition to the decrease in general and administrative expenses, there was also a reduction in other income

(expenses)  for  the  2009  fiscal  year.   Interest  income  decreased  from  $3,426  in  2008  to  $1,487  in  2009  as  a

result  of  lower  cash  balances  in  the  Company.    Write-offs  of  oil  and  gas  and  mineral  properties  were

$313,483 and $60,705, respectively in 2008.  There were no comparable write-offs in 2009.

Recoverable  expenditures  increased  to  $26,578  in  2009  from  $nil  in  2008.   In  2008,  the  company  wrote-off

$26,578  ($25,000  US)  due  from  IAS  Energy,  Inc.  as  a  result  of  the  suspension  of  the  agreement  to  purchase

the  remaining  40%  interest  in  the  three  gas  wells  located  in  Kentucky.   During  fiscal  2009,  it  was  decided

that  the  amount  will  be  applied  against  future  revenue  until  the  balance  is  fully  depleted,  resulting  in  the

receivable  from  IAS  being  reinstated  and  designated  as  recoverable.   Exploration  expenditures  written  off

decreased  from  $213,184  in  2008  to  $15,857  in  2009.   In  2008,  expenditures  amounting  to  $213,184  were

written  off  by  the  Company  as  there  were  no  proven  reserves.   In  2009,  similar  expenditures  of  $15,857  on

properties with no proven reserves were also written off.

During  the  year  ended  May  31,  2009  the  Company  raised  $114,281  through  subscriptions  to  its  common shares,  compared  to  $1,217,908  raised  from  the  issuance  of  common  shares  for  cash  during  the  year  ended

May 31, 2008.

The  Company  received  net  advances  from  related  parties  of  $12,982  during  the  year  ended  May  31,  2009,

compared to net repayments to related parties of $144,311 during the same period in 2008.

Results  of  Operations  for  the  three  months  ended  May  31,  2009  (“2009”)  as  compared  to  the  three months ended May 31, 2008 (“2008”)

For  the  three  month  period  ended  May  31,  2009,  the  Company  realized  a  net  loss  of  $152,928  or  $0.01  per share,  as  compared  to  a  net  loss  of  $774,025  or  $0.02  per  share  for  the  same  three  month  period  in  the  prior

year.   This decrease in net loss is mainly the result of lower general and administrative expenses and reduced amounts written off for mineral properties, oil and gas wells and exploration expenditures.

Total   general   and   administrative   expenses   decreased   from   $219,998   in   2008   to   $154,659   in   2009.

Amortization of equipment decreased from $997 in 2008 to $757 in 2009 as there was a lower cost base from

which to depreciate.   There were no purchases or disposals of equipment during the three month period.   Bad

debts  expense  increased  to  $15,377  in  2009  from $nil  in  2008.   With  Young  Oil  and  Gas  in  receivership  and

infrequent  receipts  from  the  operator  of  the  other  wells,  the  Company  made  the  decision  to  set  up  an

allowance  against  the  oil  and  gas  revenues.   Filing  and  regulatory  fees  decreased  from  $5,460  in  2008  to

$2,330  in  2009.   The  majority  of  the  expenditures  in  2008  were  related  to  getting  the  Company  listed  on  the

OTC-BB  and  Frankfurt  stock  exchanges.    No  similar  expenses  were  incurred  in  2009.  The  strengthening

Canadian  dollar  resulted  in  a  foreign  exchange  gain  of  $4,449  in  2009  compared  to  a  loss  of  $779  in  2008.

Management  and  directors’  fees  remained  nearly  the  same,  decreasing  only  slightly  from  $33,715  in  2008  to

$31,255  in  2009.    Office  and  sundry  expense  increased  from  $991  in  2008  to  $3,762  in  2009.    Courier,

postage  costs  and  related  office  expenses  were  higher  in  the  fourth  quarter  of  2009  as  a  result  of  costs incurred  related  to  a  private  placement  that  closed  subsequent  to  the  end  of  the  fiscal  year.  Office  rent  and utilities increased  slightly to  $3,826  in 2009 from $3,163  in 2008  as the result of  a modest increase in  rent in

11-  -

AMENDED

As of October 30, 2009

the  latter  half  of  2009.   Professional  fees  increased  to  $54,477  in  2009  from  $20,897  in  2008,  primarily  due to  an  increase  in  accounting  and  auditing  fees  of  resulting  from  a  change  in  accounting  service  providers during  the  year  and  an  increase  in  audit  fees  due  to  the  addition  of  US  reporting  requirements.  Publicity,

promotion  and  investor  relations  decreased  from  $98,043  in  2008  to  $11,197  in  2009  as  a  result  of  reduced

promotional efforts  in  light of the  economic  downturn  and related  difficulties  raising  capital.   Secretarial and

employee  benefits  increased  to  $13,750  in  2009  compared  to  $10,439  in  2008.   The  difference  is  mainly  the

result  of  an  increase  in  the  number  of  staff  and  the  dollar  amounts  of  wages  and  benefits  paid.   Stock-based

compensation  decreased  from  $21,311  in  2008  to  $12,474  in  2009  due  to  fewer  stock  options  vesting  in  the

current  fiscal  year.   Telephone  expense  decreased  significantly  in  the  fourth  quarter  of  2009,  declining  to

$3,495 in 2009 from $11,560 in 2008.  This is the result of a reclassification made in the prior fiscal period to

bring  the  financial  statements  in  line  with  the  current  presentation.   Transfer  agent  fees  decreased  to  $271  in

2009  from  $1,940  in  2008  due  to  less  stock  transfer  activity  in  the  current  three  month  period.   Travel,  auto

and   entertainment   fees   decreased   from   $10,703   in   2008   to   $6,137   in   2009,   resulting   from   reduced

promotional activity in the Company.

In addition to the decrease in general and administrative expenses, there was also a reduction in other income

(expenses) for the 2009 fiscal year.  Interest income decreased from $3,277 in 2008 to $25 in 2009 as a result

of  lower cash balances in  the Company.   Write-offs of  oil and gas  and  mineral properties  were $313,483  and

$60,705,  respectively  in  2008.    There  were  no  comparable  write-offs  in  2009.    Exploration  expenditures

written  off  decreased  from  $213,184  in  2008  to  $2,287  in  2009.    In  2008,  expenditures  amounting  to

$213,184  were  written  off  by  the  Company  as  there  were  no  proven  reserves.   In  2009,  similar  expenditures

of $2,287 on properties with no proven reserves were also written off.

During  the  three  months  ended  May  31,  2009  the  Company  raised  $114,281  through  subscriptions  to  its common  shares,  compared  to  $1,217,908  through  the  issuance  of  common  shares  for  cash  during  the  three months ended May 31, 2008.

The  Company  received  net  advances  from related  parties  of  $52,389  during  the  three  months  ended  May  31,

2009, compared to net repayments to related parties of $193 during the same period in 2008.

Significant Projects without Operating Revenue

Mining and Exploration Operations

Gil Mineral Claims

The Company owns a 20% interest in the Gil Mineral Claims. Kinross Gold Corporation owns the other 80%

of the claims  and Kinross acts as operator of the project. Kinross and the Company each contribute to annual exploration  costs,  if  any,  on  an  80:20  ratio with  net  profits  distributed  in  that  same  proportion  in  the event of production.

Kinross,  as  the  operator  of  the  Gil  Mineral  Claims,  determines  whether  exploration  work  will  occur  from

year to year.   During the fiscal year ended May 31, 2009 a total of $120,241 ($104,476 US) was spent on the

Gil  Mineral  Claims.   No  expenditures  or  annual  exploration  expenses  were  incurred  by  the  Company  during the  fiscal  years  ended  May,  2008  or  2007  as  Kinross  did  not  provide  us  with  a  formal  Budget  and  work

program  for  these  fiscal  years.   The  Company  was  required  to  pay  its  20%  share  of  expenses  during  fiscal

2006, which amounted to $ 111,127 ($98,916 US).

In March, 2009, our joint venture partner, Fairbanks Gold Mining, Inc. (FGMI), a subsidiary of Kinross Gold

Corporation, reported the Gil joint venture exploration summary.

The 2008 field season on the Gil Joint Venture claim block involved exploration of the Sourdough Ridge and

Last Chance areas. At Last Chance, 103 soil samples were collected using a Bombardier-mounted auger. Soil samples  were  in-filled  on  the  eastern  part  of  the  area  previously  sampled.  At  Sourdough  Ridge,  RC  drilling

(4,477  feet  total)  of  nine  holes  was  aimed  at  increasing  the  potential  resource.  RC  holes  were  collared  on promising  targets  identified  from  previous  soil,  trench,  and  drill  results,  and  were  predominantly  aimed  at

12-  -

AMENDED

As of October 30, 2009

intercepting  mineralized  calc-silicate  horizons  and  quartz  veins.  Drill  results  from  Sourdough  Ridge  are encouraging and are worthy of future work.

The  goal  of  the  Kinross-FGMI  2008  Gil  Joint  Venture  (Gil  JV)  exploration  program  was  twofold,  1)  to  drill ten  RC  exploration  holes  that  could  increase  the  potential  resource  of  the  claim  block  on  Sourdough  Ridge,

and  2)  to  in-fill  the  existing  soil  sample  grid  on  the  Last  Chance  property.  Drilling  was  focused  on  the  crest of  Sourdough  Ridge,  and  holes  were  collared  on  promising  targets  identified  from  previous  soil,  trench,  and drill results.

Work Accomplished in 2008

Sourdough Ridge-

Between  August  13  and  October  30,  FGMI  drilled  4,477  feet  in  nine  holes,  using  a  combination  of  hammer

(shallow)  and  tri-cone  (deep)  bits.  The  drilling  was  designed  to  target  soil  anomalies  or  calc-silicate  bodies identified  through  previous  resource  modeling.  Assay  analyses  were  done  by  Alaska  Assay  Laboratories using 50-gram fire assay for gold.

The best intersection from the 2008 drilling program from hole GVR08-505 included below:

Interval (feet)

Assay Results Opt/Au

80-100

20 feet of .022

120-145

25 feet of .018

230 - 250

20 feet of .021

265-275

10 feet of .026

375 - 415

40 feet of .061

FGMI approved the 2009 exploration budget of US$1,644,000 as follows:

The 2009 Gil Project Exploration Program has three major goals:

1. Ground magnetometer survey concentrating on Sourdough Ridge.

2. Delineate mineralized zones and establish a resource base at Sourdough Ridge.

3. Expand resource at North Gil.

The goal of the 2009 program is to further delineate the strike extension of the mineralized zone, and to infill between  step-out  holes,  in  order  to  gain  a  better  understanding  of  ore-zone  continuity,  and  to  establish  a resource base. The 2009  work  plan  calls for ground geophysics, 10,000  feet of  RC drilling, and  6,000  feet of

HQ-NQ  core  drilling.  Drillhole  collar  locations  will  be  selected  upon  completion  of  the  geophysical  survey.

In addition, samples will be collected for a preliminary column leach study.

The geophysical survey began in March 2009 and the remainder of the program began in mid-April, and will extend  through  the  end  of  2009.  The  bulk  of  the  expenditures  will  occur  between  March  and  September,

2009.

In  July  2009,  preliminary  significant  gold  results  were  received  from  FGMI  from  the  reverse  circulation

drilling  program.   A  total  of  17  reverse  circulation  drill  holes  were  completed  from  the  North  Gil  and  the

Sourdough  zones.  The  best  holes  reported  were  Hole  513  on  the  Sourdough  which  assayed  60  feet  of  .05 ounces  per  ton  gold  from  15  to  75  feet  and  15  feet  of  .04  ounces  per  ton  (approx.  1.13  grams  per  ton)  gold from 105 feet to 120 feet.

Hole  521  also  on  the  Sourdough  zone  assayed  65  feet  of  .1  ounces  per  ton  (approx.  3  grams  per  ton)  gold from 220 feet to 285 feet.

13-  -

AMENDED

As of October 30, 2009

In  August  2009,  additional  significant  gold  assays  were  received  from  FGMI.   A  total  of  33  R/C  drill  holes

and  6  core  drill  holes  have  been  completed  during  the  2009  exploration  program.  Certified  assays  are pending on  all drill holes. The main  focus of the drilling  is on the Sourdough  Ridge zone, which is similar in geology  to  the  Main  Gil  zone.  The  Main  Gil  zone  has  been  drilled  extensively  in  the  past  over  a  3,000  ft strike length with an average grade of .04 ounces gold per ton.

Preliminary assays from the following holes are as follows:

Hole Number      Feet

Oz. P/T Gold

g P/T Gold

GVR-09-540

105' (from 145’-250’)

.14

4.00

GVR-09-534

75’ (from 15’-90’)

.09

2.50

GVR-09-523

110’ (from 125’-230’)

.04

1.10

As  of  July  2,  2009  the  Gil  Project  is  an  advanced  exploration  program  controlled  by  Teryl  Resources  and

Kinross  Gold  Corporation.  The  exploration  area  is  located  19  miles  north  of  Fairbanks,  Alaska  and  8  miles northeast  of  Alaska’s  largest  gold  producer,  the  Fort  Knox  Mine  (owned  by  Kinross  Gold).  The  Gil  Project consists of three adjacent prospect areas; the Main Gil Zone, the North Gil Zone and Sourdough Ridge.

A total of US$9,000,000 has been expended by the joint venture partners between 1992 and 2009, with Teryl and  Kinross  accounting  for  20%  and  80%  respectively  of  total  expenditures.  Lode  prospects  at  the  Gil  have been tested by 86 core holes totaling 33,354 feet, 327 reverse circulation drill holes, totaling 93,804 feet, and

21 trenches with a combined length of approximately 7,420 feet.

Management  believes  the  current  gold  assay  results  are  extremely  favorable  compared  to  the  adjacent producing property, Fort Knox Mine, with its values of .03 ounces per ton.

West Ridge Claims

The  West  Ridge  Property  is  made  up  of  53  State  mining  claims  held  by  the  Company  north  of  Fairbanks,

Alaska,  a  distance  of  22  miles  by  road.   The  West  Ridge  property  adjoins  Kinross  Gold  Corp.’s  True  North gold  deposit  and  lies  approximately  eight  miles  northwest  of  the  producing  Fort  Knox  gold  mine.  The property  was  submitted  to  Kinross  early  in  the  summer  of  1998  and  a  joint  venture  was  signed  and  later terminated. No field work was conducted on the West Ridge property during the fiscal years ended 2009 and

2008.

Fish Creek Claims

The Company owns a 50% joint venture interest in 30 State of Alaska mining claims, comprising 1,032 acres,

known  as  the  Fish  Creek  Prospect,  in  the  Fairbanks  Mining  District  in  Alaska,  located  25  miles  north  of

Fairbanks, Alaska.

These  claims  are  subject  to  an  option  agreement  with  Linux  Gold  Corp.  The  Company  may  purchase  the  5%

net  royalty  for  $500,000  U.S.  within  1  year  after  production  on  a  25%  working  interest.  Teryl  also  agrees  to expend  a  minimum  of  $500,000  U.S.  after  three  years  from  the  date  of  the  agreement.  The  claims  are  legally maintained  by  recording  an  affidavit  of  annual  labor  for  a  minimum  expenditure  and  by  paying  annual  rental

to the State of Alaska.   The Company is permitted to conduct exploration by drilling. The Company currently holds  a  valid  exploration  permit  on  the  project.  Additional  permits  for  future  work  will  be  acquired  from  the

Division  of  Mining,  Alaska  Department  of  Fish  and  Game,  and  the  U.S.  Corps  of  Engineers  on  an  as-needed basis.

On  January  25,  2008  the  Company  announced  that  it  would  be  arranging  a  drill  program  on  the  Fish  Creek claims in Alaska to test several gold geophysical anomalies, from the geophysical survey completed by Fugro

Airborne Survey, Inc.  The drilling has been postponed due to lack of drills available in Alaska in 2008.

The  technical  disclosure  for  the  Fish  Creek  Property  is  prepared  under  the  supervision  of  Curt  Freeman,  a qualified person as that term is defined in NI 43-101, Standards of Disclosure for Mineral Projects.

14-  -

AMENDED

As of October 30, 2009

Gold Hill Property, Arizona

On  June  10,  2006,  the  Company  and  Frederic  &  John  Rothermel  (the  Vendors)  entered  into  an  agreement whereby  the  Company  purchased  a  100%  interest  in  the  Gold  Hill  Patented  Claim  Group  located  in  the

Warren  Mining  District,  Cochise  County,  Arizona,  USA,  subject  to  a  10%  Net  Profit  royalty  to  the  vendors,

for the following considerations:



$5,655  ($  5,000  US)  for  a  90  day  option  and  $  11,268  ($  10,000  US)  to  complete  a  due  diligence  within

90 days (paid),



$7,000  ($  6,000  US)  paid  January  5,  2007  to  the  Vendors,  with  $  6,000  US  payments  to  be  made  each quarter, (all required quarterly payments have been paid),



to complete a $ 50,000 US first phase exploration program conducted by the Vendors,



$ 250,000 US per year upon commencement of production.

On  August  1,  2006  six  additional  unpatented  lode  mining  claims  were  filed  with  the  Arizona  State  office  of the Bureau of Land Management on behalf of the Company. On October 16, 2006, the Company exercised its option  and  have  a  10  year  option  to  purchase  up  to  a  10%  net  profit  interest  from  the  Vendors  for  US$1.5 million  per  5%  net  profit  interest,  therefore,  having  an  option  on  a  100%  interest  in  the  Bisbee,  Arizona patented  claims.  The  Gold  Hill  Project  is  located  approximately  4.5  miles  southeast  of  Bisbee  Arizona  in  the

Warren  Mining  District  of  Cochise  County  (Township  23  South,  Range  25  East  sections  25  30,  31,  and  32).

The Gold Hill Project consists of fourteen patented claims comprising 250 acres.

On  July  3,  2008  the  Company  announced  that  it  has  terminated  the  principle  agreement  for  the  Gold  Hill

Prospect.  Following  compilation  and  review  of  results  of  mapping,  geochemical  sample  results  and  drilling carried  out  to  July  2008,  it  was  determined  that  there  was  insufficient  economic  mineralization  to  justify further exploration expenditures. Property and exploration costs of $273,889 were written off.

The Company has staked 8 claims in Arizona (Cochise County).

1.5  Summary of Quarterly Results

The  following  is  a  summary  of  the  Company’s  financial  results  for  each  of  the  Company’s  eight  most recently completed quarters:

The following information is provided for each of the Company’s eight most recently completed quarters:

Quarter Ending

Net Earnings (Loss)

Diluted per share

$

Per Share

May 31, 2009

(152,928)

(0.003)

(0.003)

February 28, 2009

(65,557)

(0.001)

(0.001)

November 30, 2008

(130,375)

(0.003)

(0.003)

August 31, 2008

(105,713)

(0.002)

(0.002)

May 31, 2008

(774,025)

(0.02)

(0.02)

February 29, 2008

(165,272)

(0.0039)

(0.0039)

November 30, 2007

(124,427)

(0.003)

(0.003)

August 31, 2007

(79,072)

(0.002)

(0.002)

May 31, 2007

(249,648)

(0.0059)

(0.0059)

The  changes  in  revenue  during  the  above  eight  quarters  are  due  to  fluctuations  in  oil  and  gas  prices.   The

changes  in  net  loss  are  due  to  availability  of  funds  from  share  issuances  and  the  timing  of  the  receipt  of

supplier  invoices  for  goods  and  services.    There  is  no  seasonality  in  the  company’s  business  except  for mineral claim exploration and development being restricted to appropriate weather constraints.

15-  -

AMENDED

As of October 30, 2009

1.6  Liquidity

During the year ended May 31, 2009, we financed our operations and received $127,263 by:

     share subscriptions received in the net amount of $114,281; and

     net advances from related parties of $12,982.

The  Company’s  cash  position  decreased  to  $6,185  at  May  31,  2009  as  compared  to  $215,294  at  May  31,

2008.

During  the  fourth  quarter  ended  May  31,  2009,  the  Company  received  $115,875  in  subscriptions  (less  costs

of  $1,594)  pursuant  to  a  private  placement  which  closed  subsequent  to  the  year  end.   These  subscriptions

were mainly used to fund the 2009 Gil property exploration project.

1.7  Capital Resources

As  at  May  31, 2009,  the  Company had  a  working  capital  deficit  of  $393,518  as  compared  to  working  capital of $77,837 at May 31, 2009.

During  the  year  ended  May  31,  2009,  we  used  cash  in  the  amount  of  $320,515  on  operating  activities  as

compared  to  $527,720  for  the  same  period  last  year  for  a  decrease  of  $207,205.    This  is  a  result  of  the

Company incurring less operating expenses during 2009 in comparison to 2008.

Subsequent  to  year  end,  on  June  8,  2009,  the  Company  completed  a  private  placement,  whereby  we  issued

2,120,000  units  at  a  price  of  $0.075  per  unit  for  gross  proceeds  to  the  Company  of  $159,000.   Each  unit

consisted  of  one  common  share  and  one-half  non-transferable  share  purchase  warrant,  two  one-half  warrants entitling  the  holder  to  acquire  one  additional  common  share  of  the  Company  for  a  period  of  one  year  at  a

price  of  $0.10  per  share  for  a  period  of  one  year.    The  Company  incurred  finders’  fees  of  $3,675  in

connection  with  the  private  placement,  which  will  be  included  in  share  issuance  costs.   Share  subscriptions

totaling $115,875 were received in the 2009 fiscal year.

Subsequent  to  year  end,  on  August  18,  2009,  the  Company  completed  a  private  placement,  whereby  we

issued  7,042,092  units  at  a  price  of  $0.075  per  unit  for  gross  proceeds  to  the  Company  of  $528,157.   Each

unit  consisted  of  one  common  share  and  one  non-transferable  share  purchase  warrant,  entitling  the  holder  to acquire one additional common share of the Company at a price of $0.10 per share in the first year and $0.15

per  share  in  the  second  year.   The  Company  incurred  finders’  fees  of  $34,478  in  connection  with  the  private placement, which will be included in share issuance costs.

Subsequent  to  the  year  end,  on  July  15,  2009,  the  Company  entered  into  two  promissory  note  agreements

with  a  related  party  for  $60,000  and  US$27,000  to  be  paid  on  or  before  June  30,  2010.   The  two  promissory

notes  have  an  interest  rate  of  8%  per  annum  to  be  paid  monthly  commencing  on  August  15,  2009.    The

principal  amounts  are  convertible  into  shares  of  the  Company  at  $0.20  per  share  upon  regulatory  approval.

As at August 31, 2009, the equity component of the convertible loan was valued at $2,770 (2008 - $nil).

As of August 31, 2009, $596 (2008 - $nil) of interest has been paid to the lender.  Since its incorporation, the

Company  has  financed  its  operations  almost  exclusively  through  the  sale  of  its  common  shares  to  investors.

The Company expects to finance operations through the sale of equity in the foreseeable future as it generates limited  revenue  from  business  operations.  There  is  no  guarantee  that  the  Company  will  be  successful  in arranging  financing  on  acceptable  terms.  To  a  significant  extent,  the  Company’s  ability  to  raise  capital  is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals  and  results  from  the  Company’s  exploration  programs.  The  Company’s  ability  to  attain  its  business objectives may be significantly impaired if prices for metals fall or if results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to  continue  as  a going  concern  in  order  to  pursue  the  exploration  and  development  of  its  mineral  and  oil  and  gas  properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders.  As the Company

16-  -

AMENDED

As of October 30, 2009

is  not  earning  significant  revenues  from  operations,  its  principal  source  of  funds  is  from  the  issuance  of common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our  Common

Stock,  and  through  advances  from  related  parties.  Although  we  intend  to  continue  utilizing  these  sources,

there  has  been  no  assurance  in  the  past  that  these  sources  and  methods  would  continue  to  be  available  in  the future.  n the event that no other sources of capital were available to us in the future, on a reasonable financial basis,  we  would  face  the  same  obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the  worst case,  we  could  be  forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an adverse financial effect upon our shareholders.

In  the  management  of  capital,  the  Company  includes  the  component  of  shareholders’  equity  as  well  as  cash,

receivables, related party receivables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in  economic

conditions  and  the  risk  characteristics  of  the  underlying  assets.   To  maintain  or  adjust  the  capital  structure,

the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of  assets  or  adjust  the  amount  of  cash  and short-term investments.

The Company plans to continue raising funds through sale of capital stock and advances from related parties.

1.9  Transactions with Related Parties

SMR  Investments  Ltd.  (“SMR”)  is  a  private  company  controlled  by  an  officer  of  the  Company.  Under  a management  contract  with  SMR,  the  Company  agreed  to  pay  up  to  $2,500  per  month  for  management services.  The  Company  was  charged  management  fees  by  SMR  of  $30,000  during  the  year  ended  May  31,

2009  (2008 -  $30,000).   As of May 31, 2009, $77,883  (May 31, 2008 - $42,258) was payable  to  SMR by the

Company.

During the year ended May 31, 2009, directors fees of $16,500 (2008 - $15,500) were paid to the president of

the  Company.   Administration  consulting  fees  of  $20,400  (2008  -  $13,500)  were  paid  to  a  director  of  the

Company.    Secretarial  and  consulting  fees  of  $11,400  (2008  -  $5,700)  were  paid  to  a  director  of  the

Company.

During  the  year  ended  May  31,  2009,  fees  of  $9,409  (2008  -  $6,508)  were  paid  to  KLR  Petroleum  Ltd.

(which  is  controlled  by  an  officer  of  the  Company)  for  administration  of  the  Company  payroll  and  benefit plan.

Office rent of $15,471 (2008 - $12,872) was paid to Linux Gold, Inc. for the year ended May 31, 2009.

The  above  transactions  have  been  in  the  normal  course  of  operations  and  are  recorded  at  their  exchange amounts.

Subsequent to the year end, on July 15, 2009, the Company entered into two promissory note agreements with a related party for $60,000 and US$27,000 to be paid on or before June 30, 2010.  The two promissory notes have an interest rate of 8% per annum to be paid monthly commencing on August 15, 2009.  The principal amounts are convertible into shares of the Company at $0.20 per share upon regulatory approval.

As at August 31, 2009, the equity component of the convertible loan was valued at $2,770 (2008 - $nil).  As of August 31, 2009, $596 (2008 - $nil) of interest has been paid to the lender.

1.13  Changes in Accounting Policies including Initial Adoption

Accounting policies implemented effective June 1, 2008

On   June   1,   2008,   the   Company   adopted   CICA   Handbook   Section   3862,   “Financial   Instruments   –

Disclosures”  (“Section  3862”)  and  Section  3863,  “Financial  Instruments  –  Presentation”  (“Section  3863”).

Section 3862 requires disclosure of detail by financial asset and liability categories.   Section 3863 establishes

standards for presentation of financial instruments and non-financial derivatives.  Section 3863 deals with the

17-  -

AMENDED

As of October 30, 2009

classification  of  financial  instruments,  from  the  perspective  of  the  issuer,  between  liabilities  and  equity,  the classification  of  related  interest,  dividends,  losses  and  gains,  and  the  circumstances  in  which  financial  assets and financial liabilities are offset.  See Note 3 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  1535,  “Capital  Disclosures”.   This  section

establishes  standards  for  disclosing  information  about  an  entity’s  objectives,  policies,  and  processes  for managing capital.  See Note 15 for additional details.

On  June  1,  2008,  the  Company  adopted  CICA  Handbook  Section  3031,  “Inventories”,  which  provides  more

guidance   on   the   measurement   and   disclosure   requirements   for   inventories.      Specifically,   the   new

pronouncement  requires  inventories  to  be  measured  at  the  lower  of  cost  and  net  realizable  value,  and provides  guidance  on  the  determination  of  cost  and  its  subsequent  recognition  as  an  expense,  including  any

write-down  to  net  realizable  value.    The  new  section  had  no  material  change  to  the  Company’s  financial position or results of operation.

Accounting policies to be implemented effective June 1, 2009

In  February  2008,  the  CICA  issued  Handbook  Section  3064,  “Goodwill  and  Intangible  Assets”,  which replaces  CICA  HB  Section  3062,  “Goodwill  and  Intangible  Assets”,  and  CICA  HB  Section  3450,  “Research

and   Development   Costs”;   and   amendments   to   Accounting   Guideline   (“AcG”)   11,   “Enterprises   in   the

Development  Stage”,  EIC-27,  “Revenues  and  Expenditures  during  the  Pre-operating  Period”,  and  CICA  HB

Section   1000,   “Financial   Statement   Concepts.”     The   standard   intends   to   reduce   the   differences   with

International  Financial  Reporting  Standards  (“IFRS”)  in  the  accounting  for  intangible  assets  and  results  in

closer  alignment  with  U.S.  GAAP.   Under  current  Canadian  standards,  more  items  are  recognized  as  assets

than  under  IFRS  or  U.S.  GAAP.    The  objectives  of  Section  3064  are  to  reinforce  the  principle-based approach  to  the  recognition  of  assets  only  in  accordance  with  the  definition  of  an  asset  and  the  criteria  for asset  recognition;  and  clarify the  application  of  the  concept  of  matching  revenues  and  expenses  such  that  the current  practice  of  recognizing  assets  that  do  not  meet  the  definition  and  recognition  criteria  are  eliminated.

The   standard   will   also   provide   guidance   for   the   recognition   of   internally   developed   intangible   assets

(including   research   and   development   activities),   ensuring   consistent   treatment   of   all   intangible   assets,

whether separately acquired or internally developed.

The new section will be applicable to the Company’s financial statements for its fiscal year beginning June 1,

2009.  The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.

Accounting policies not yet adopted

In October 2008, the CICA issued Handbook Section 1582, “Business Combinations”, which establishes new standards  of  accounting  for  business  combinations.  This  is  effective  for  business  combinations  for  which  the acquisition  date is on  or after the beginning of  the first  annual reporting period  beginning  on  or after January

1,  2011.  The  Company  is  considering  early  adoption  to  coincide  with  the adoption  of  IFRS.  This  adoption  is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  October  2008,  the  CICA  issued  Handbook  Section  1601,  “Consolidated  Financial  Statements”,  and

Section  1602,  “Non-controlling  Interests”,  to  provide  guidance  on  the  preparation  of  consolidated  financial statements  and  accounting  for  non-controlling  interests  subsequent  to  a  business  combination.  The  section  is effective for fiscal years beginning on or after January 2011. This adoption is not expected to have an impact on the Company’s financial position, earnings or cash flows.

In  January  2009,  the  CICA  approved  EIC-173,  “Credit  Risk  and  the  Fair  Value  of  Financial  Assets  and

Financial  Liabilities.”  This  guidance  clarified  that  an  entity’s  own  credit  risk  and  the  credit  risk  of  the counterparty  should  be  taken  into  account  in  determining  the  fair  value  of  financial  assets  and  financial liabilities  including  derivative  instruments.  The  Company  has  evaluated  the  new  section  and  determined  that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.

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AMENDED

As of October 30, 2009

International Financial Reporting Standards

In  February  2008,  the  Accounting  Standards  Board  announced  that  publicly  accountable  entities  will  be required  to  prepare  financial  statements  in  accordance  with  IFRS  for  interim  and  annual  financial  statements

for  fiscal  years  beginning  on  or  after  January  1,  2011.    The  Company  is  assessing  the  impact  of  the

conversion  from  GAAP  to  IFRS  on  the  financial  statements  and  will  develop  a  conversion  implementation plan.

1.14  Fair Value of Financial Instruments

Financial instruments carrying value and fair value

The  Company’s  financial  instruments  consist  of  cash,  receivables,  investments,  advances  to  and  from related parties, and accounts payable and accrued liabilities.

Cash  is  designated  as  “held-for-trading”  and  measured  at  fair  value.   Receivables  are  designated  as  “loans

and   receivables”.     Investments   are   designated   as   “available-for-sale”.     Accounts   payable   and   accrued

liabilities are designated as “other financial liabilities”.

The  carrying  value  of  cash,  receivables,  and  accounts  payable  and  accrued  liabilities  approximate  their  fair

values due to their immediate or short-term maturity.   Investments are recorded at fair value based on quoted

market prices at the balance sheet date.

Foreign exchange risk

The   Company   is   primarily   exposed   to   currency   fluctuations   relative   to   the   Canadian   dollar   through

expenditures  that  are  denominated  in  US  dollars.   Also,  the  Company  is  exposed  to  the  impact  of  currency fluctuations on its monetary assets and liabilities.

The   operating   results   and   the   financial   position   of   the   Company   are   reported   in   Canadian   dollars.

Fluctuations  in  exchange  rates  will,  consequently,  have  an  impact  upon  the  reported  operations  of  the

Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The  Company  is  exposed  to  foreign  currency  risk  through  the  following  financial  assets  and  liabilities denominated in currencies other than Canadian dollars:

Accounts

payable and

accrued

May 31, 2009

Cash

liabilities

US dollars

$

1,210     $

106,319

Accounts

payable and

accrued

May 31, 2008

Cash

liabilities

US dollars

$

(74,472)     $

18,990

At   May   31,   2009,   with   other   variables   unchanged,   a   +/-10%   change   in   exchange   rates   would

increase/decrease pre-tax loss by +/- $11,745.

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AMENDED

As of October 30, 2009

Interest rate risk

The Company is not exposed to significant interest rate risk.

Market risk

The  Company  is  exposed  to  market  risk  arising  from  its  investments  in  and  holdings  of  marketable  equity

securities.   Marketable  securities  are  classified  as  available-for-sale.   The  Company  intends  to  liquidate  the

marketable  securities  when  market  conditions  are  conducive  to  a  sale  of  these  securities.   At  May  31,  2009,

with  other  variables  unchanged,  a  +/-  10%  change  in  equity  prices  would  increase/decrease  pre-tax  loss  by

+/- $87.

Credit risk

The Company is exposed to credit risk in the amount of its receivables.

Liquidity risk

The  Company  has  no  recent  history  of  profitable  operations  and  its  present  business  is  at  an  early  stage.   As

such, the Company is subject to  many risks common  to  such  enterprises, including under-capitalization,  cash shortages  and  limitations  with  respect  to  personnel,  financial  and  other  resources,  and  the  lack  of  revenues.

The Company has no investments in asset backed commercial paper.

In  order  to  finance  the  Company’s  exploration  programs  and  to  cover  administrative  and  overhead  expenses,

the Company raises money through equity sales, from the exercise of convertible securities, and from the sale

of investments.   There can be no such assurance that it  will be able to obtain  adequate financing  in  the future

or  that  the  terms  of  any  financing  will  be  favourable.   Many  factors  influence  the  Company’s  ability  to  raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration,

the Company’s track record, and the experience and calibre of its management.

1.15  Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

Additional  disclosures  concerning  the  Company’s  deferred  exploration  and  development  costs  and  general and administrative expenses are provided as follows:

During the year ended May 31, 2009, the Company incurred $120,241 in exploration and development costs.

Disclosure of Outstanding Share Data:

The Company’s authorized share capital consists of:

100,000,000

Common shares without par value

5,000,000

Preferred shares with a $1 par value.

The  Preferred  Shares  have  attached  thereto  a  right  to  receive  dividends  as  determined  by  the  Directors.  The

Preferred  Shares  may  be  issued  in  series,  with  special  rights  and  restrictions  therefore  being  determined  by the Directors, subject to regulatory approval.

As  of  May  31,  2009,  49,587,528  common  shares  were  issued  and  outstanding.  There  were  no  preferred shares  issued.  A  total  of  2,715,000  warrants  were  outstanding  at  May  31,  2009,  which  entitle  the  holder  to purchase one common share at an exercise price of $0.25 expiring on August 30, 2009.

20-  -

AMENDED

As of October 30, 2009

Commitments:

Outstanding Stock Options

Options outstanding at August 31, 2009 are as follows:

Exercise price ($)

Number of Options

Expiry Date

0.18

25,000

November 2, 2011

0.15

1,650,000

April 24, 2012

0.22

25,000

November 7, 2012

0.21

75,000

March 10, 2013

0.10

50,000

April 23, 2014

1,825,000

Outstanding Share Purchase Warrants

Share purchase warrants outstanding August 31, 2009 are as follows:

Exercise price ($)

Number of Warrants

Expiry Date

0.10

1,060,000

June 8, 2010

0.10/0.15

7,042,092

August 17, 2011

8,102,092

Directors and Officers

As at August 31, 2009, the Company had the following directors and officers:

John Robertson

Director , President, Chief Executive Officer and Secretary

Jennifer Lorette

Director

Susanne Robertson

Director

Monique Van Oord

Director, Chief Financial Officer

Subsequent  to  August  31,  2009,  on  October  30,  2009  Mr.  Larry  Gold  was  appointed  to  the  Board  of

Directors of the Company.

The Company is dependent on a small number of key directors and officers. Loss of any one of those persons

could  have   an  adverse   affect  on   the  Company;  however,  the  Company  does  not  maintain  “key-man”

insurance with respect to any of its management.

Conflicts of Interest

Officers  and  directors  of  the  Company  are  officers  and/or  directors  of,  or  are  associated  with  other  public companies.  Such  associations  may  give  rise  to  conflicts  of  interest.  The  directors  are  required  by  law,

however,  to  act  honestly  and  in  good  faith  with  a  view  to  the  best  interests  of  the  Company  and  its shareholders  and  to  disclose  any  personal  interest  which  they  may  have  in  any  material  transaction  which  is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

21-  -

AMENDED

As of October 30, 2009

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In accordance with disclosure requirements, the Board of Directors of the Company has adopted the following corporate governance practices:

Board of Directors and Directorships

As  of  October  30,  2009,  the  Board  is  presently  set  at  five  directors.   Jennifer  Lorette  and  Larry  Gold  are

“outside”  and  “unrelated”  directors.   John  Robertson  and  Monique  van  Oord,  because  of  their  management

positions,  and  Ms.  Robertson,  because  of  her  relationship  to  Mr.  Robertson,  are  “inside”  and  “related”.   The

entrepreneurial  nature  of  the  Company,  and  the  current  stage  of  the  Company’s  development,  make  it appropriate for the Board  to be composed of the present number and  composition of directors, and  the Board believes  that  when  balanced  against  the  attendant  increase  in  cost  to  the  Company  and  possible  reduction  in the  efficiency  with  which  decisions  are  made,  it  would  not  be  warranted  to  significantly  increase  the  size  of the Board or change the Board’s composition at this time.

The  Board  currently  consists  of  two  unrelated  and  outside  directors  -  Larry  Gold  and  Jennifer  Lorette  and three related directors – John Robertson, Susanne Robertson and Monique van Oord.

Mr.  Robertson  is  a  director  and  President  of  the  Company  and  has  held  these  positions  since  1982.   Since

March  1979,  Mr.  Robertson  has  held  the  positions  of  President,  CEO,  Chairman  of  the  Board,  Secretary  and

a  director  of  Linux  Gold  Corp.,  a  British  Columbia  mineral  exploration  company  which  trades  its  shares  on

the  OTC  Bulletin  Board.    Mr.  Robertson  has  also  held  the  positions  of  Chairman,  President  and  Chief

Executive  Officer  since  July  1992,  of  REGI  U.S.,  Inc.,  an  Oregon  corporation  traded  on  the  OTC  Bulletin

Board,  engaged  in  the  development  of  a  rotary  engine/  compressor  (“Rand  Cam  Engine”).  Since  October

1984  Mr.  Robertson  has  held  the  positions  of  President  and  Director  of  Reg  Technologies  Inc.,  a  British

Columbia corporation  listed  on  the TSX Venture Exchange, and  trading on the OTC Bulletin  Board,  that has financed  the  research  on  the  Rand  Cam  Engine  since  1986.  Mr.  Robertson  holds  the  positions  of  President and  Principal  Executive  Officer  and  a  Director  of  IAS  Energy,  Inc.  since  its  formation  in  December  1994,

which trades on the Pink Sheets, engaged in the development of a Chinese website www.video1314.com,

and the acquisition and exploration of oil and gas interests in North America. Mr. Robertson is also President and a member of the Board of Directors of a number of private corporations engaged in a variety of interests,

including management of public companies.

Mr.  Gold  was  appointed  to  the  board  of  directors  of  the  Company  on  October  30,  2009.   Larry  Gold  is  a  self

employed  barrister  and  solicitor  whose  practice  is  located  in  downtown  Vancouver.   A  graduate  of  the

University of British Columbia law school, he was called to the bar in 1974.  He has practiced in several areas

of  law  including  securities,  commercial  and  civil  and  criminal  litigation.   Over  the  past  5  years  his  area  of

practice  has  mainly  focused  on  commercial  litigation  and  consulting  related  to  business  contracts  and  other business related matters.

Ms.  Lorette  was  appointed  a  director  of  the  Company  in  2001.   Ms.  Lorette  is  also  Director  of  REGI  U.S.,

Inc., Director of Reg Technologies, Inc., and a director of Linux Gold Corp.

Ms.  Robertson  has  been  a  Director  of  the  Company  since  1990.   Ms.  Robertson  is  also  the  principal  of  SMR

Investments,  Ltd.,  a  private business  and  financial  consulting  company,  since  1979;  a  director  of  Linux  Gold

Corp., and a director of Reg Technologies Inc.

Ms.  van  Oord  was  appointed  a  Director  and  the  Chief  Financial  Officer  of  the  Company  in  2003.   Ms.  van

Oord  is  also  Chief  Financial  Officer  and  a  Director  of  Linux  Gold  Corp.   Ms.  van  Oord  has  also  acted  as  an

Administrator for several public and private companies from 2002 to date.

Orientation and Continuing Education of Directors

The  Company  does  not  have  a  formal  process  of  orientation  and  education  for  new  members  of  the  Board.

All  Board  members  currently  have  considerable  experience  as  members  of  the  boards  of  other  public companies.

22-  -

AMENDED

As of October 30, 2009

Ethical Business Conduct

The  Board  has  not  adopted  a  written   code  of  business   conduct  and   ethics  for  directors,  officers   and

employees of the Company.

Nomination of Directors

The Board has not appointed a formal nominating committee.

Compensation

The  Board  is  responsible  for  reviewing  and  approving  the  compensation  for  all  officers,  management  and

employees.   The  Board  is  also  responsible  for  reviewing  compensation  programs  such  as  the  stock  option plan and is solely responsible for the granting of any stock options to any officer, management, employees or consultants.

Other Board Committees

The Board currently has one committee being the Audit Committee.

Assessments

Based  on  the  Company’s  size  and  its  current  state  of  development  the  Board  considers  a  formal  process  for assessing to be unnecessary at this time.

Disclosure Controls and Procedures

The  Company  realizes  the  importance  of  establishing  and  maintaining  internal  controls  and  has  designed,  or has  caused  to  be  designed  under  its  supervision,  disclosure  controls  and  procedures  in  order  to  provide reasonable assurance that material information relating to the Company is made known to them.

The  internal  controls  are  reviewed  periodically  by  the  Audit  Committee  and  the  Board  of  Directors  and

potential weaknesses have become apparent, namely that the Company's small size prohibits:

1.    the complete separation of incompatible duties; and

2.    retaining  specialized  staff  with  respect  to  current  income  tax,  complex  accounting  matters  and financial reporting,

and  therefore  the  Company  has  chosen  to  utilize  outside  assistance  with  respect  to  these  matters  to  ensure weaknesses  are  rectified  as  they  become  known.  There  has  been  no  change  in  the  Company’s  disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the most  recently  completed  quarter  that  has  materially  affected,  or  is  reasonably  likely  to  materially  affect,  the

Company’s disclosure controls and procedures or internal control over financial reporting.

Caution on Forward-Looking Statements

Certain statements contained in this report on Form 51-102F1 constitute "forward-looking statements." These statements,  identified  by  words  such  as  “plan,”  "anticipate,"  "believe,"  "estimate,"  "should,"  "expect"  and similar  expressions  include our  expectations  and  objectives  regarding  our  future  financial  position,  operating results and business strategy. These statements reflect the current views of management with respect to future

events and are subject to risks, uncertainties and other factors.   The Company's actual results, performance or

achievements   could   differ   materially   from   those   expressed   in,   or   implied   by,   these   forward-looking

statements,  including  those  described  in  the  Company's  Financial  Statements,  Management  Discussion  and

Analysis  and  Material  Change  Reports  filed  with  the  Canadian  Securities  Administrators  and  available  at

www.sedar.com,  and  those  described  in  the  Company’s  Form  20-F  for  the  fiscal  year  ended  May  31,  2008,

and  other  current  reports,  filed  with  the  Securities  and  Exchange  Commission,  available  at  www.sec.gov.

Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements

23-  -

AMENDED

As of October 30, 2009

will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the  amount  of  proceeds,  that  the

Company will derive therefrom.

Readers  are  cautioned  that  the  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written  or oral, attributable to  the Company or persons acting  on its behalf are expressly qualified  in their  entirety  by  these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this document  are  made  as  at  the  date  of  this  document  and  the  Company  does  not  undertake  any  obligation  to update  publicly  or  to  revise  any  of  the  included  forward-looking  statements,  whether  as  a  result  of  new information, future events or otherwise, except as may be required by applicable securities laws.

Approval

The  Board  of  Directors  of  the  Company  has  approved  the  disclosure  contained  in  this  MD&A.   A  copy  of

this MD&A will be provided to anyone who requests it.

Additional Information

Additional Information relating to the Company is on SEDAR at www.sedar.com

24-  -